Exhibit 99.1

China Yuchai International Appoints New Director

Singapore, Singapore – May 7, 2010 – China Yuchai International Limited (NYSE: CYD) (“China Yuchai” or the “Company”), announced today that Coomber Investments Limited holding an 18% shareholding in the Company, has nominated Mr. Yiyong Han to replace Mr. Yan Ping, who will be resigning as a director of China Yuchai with effect from May 7, 2010. Mr Yan remains as a director and the Chairman of Guangxi Yuchai Machinery Company Limited’s board of directors.

Mr. Han began working at Guangxi Yuchai Machinery Company Limited (“GYMCL”) in 2005 and is currently the Chief Executive Officer, Chairman and a director of Coomber Investments Limited as well as company secretary to GYMCL’s Board of Directors. He holds a Bachelor’s degree in Vehicle Engineering from the Shandong University of Technology and a Master’s degree in Power Machinery and Engineering from Guangxi University.

Mr. Boo Guan Saw, President of China Yuchai, commented, ”We would like to thank Mr. Yan Ping for his contributions as a director of China Yuchai and welcome Mr. Han to the Company’s Board of Directors. As Mr. Han has been based at GYMCL’s manufacturing facilities in Yulin City since 2005, his familiarity with our operations in China and his technical background and knowledge of our products and services will make him a valuable resource.”

About China Yuchai International

China Yuchai International Limited, through its subsidiary, Guangxi Yuchai Machinery Company Limited (“GYMCL”), engages in the manufacture, assembly, and sale of a wide array of light-duty, medium-sized and heavy-duty diesel engines for construction equipment, trucks, buses, and cars in China. GYMCL also produces diesel power generators, which are primarily used in the construction and mining industries. Through its regional sales offices and authorized customer service centers, the Company distributes its diesel engines directly to auto OEMs and retailers and provides maintenance and retrofitting services throughout China. Founded in 1951, GYMCL has established a reputable brand name, strong research & development team and significant market share in China with high-quality products and reliable after-sales support. In 2009, GYMCL sold 467,899 diesel engines and was consistently ranked No. 1 in unit sales by the China Association of Automobile Manufacturers. For more information, please visit http://www.cyilimited.com

For more information, please contact:

Kevin Theiss / Dixon Chen

Grayling

Tel: +1-646-284-9409

Email: kevin.theiss@grayling.com

dixon.chen@grayling.com